Exhibit 99.8

Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

CDC Software Announces Major New Versions of CDC Public and

Not-For-Profit Sector Cloud-Based Enterprise Solutions

SHANGHAI, ATLANTA, Nov. 02, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, announced today the general availability of major new versions of its CDC Public and Not-For-Profit (NFP) Sector software-as-a-service (SaaS) solutions, CDC gomembers version 4 and 4gov version 10, that help non-profit and government organizations reduce costs, increase productivity, and improve satisfaction with their constituents, citizens and members.

CDC gomembers is an enterprise and association management suite of solutions for on-premise or cloud deployments, tailored for trade groups, professional societies, medical-based not-for-profit organizations, associations, hospitals, colleges and universities, certification bodies, fundraising groups, individual member-based groups, NFP management companies and donor-based organizations.

CDC gomembers version 4 includes the following key functionalities:

•	a new chapter management module allowing organizations to manage all of their constituent information of each chapter;

•	a new change company module enabling an organization with multiple financial entities, such as foundations and NFPs, to manage all of the information related to each of those entities;

•	a new certification/recertification module allowing users to apply for and manage all of the information regarding the certification programs offered.

The new version also features new functionality that allows users to see a 360 degree view of all information the users have on their respective members and constituents. CDC gomembers version 4 also includes a new user interface, enhancements to its Paypal interface and to its reporting and business integration capabilities, as well as support for Internet Explorer 8.0, SQL 2008, and 64 bit Windows 2003/2008 server.

4gov was one of the first on demand, web-based comprehensive financial management enterprise systems specifically tailored for state and local governments and other public sector organizations. It features a suite of 23 applications that includes general ledger, grant, project and cost accounting, budget preparation, purchasing and accounts payable, fixed assets, payroll and HR, billing and accounts receivable, cash receipts, ePay, and other functionality specific to public sector organizations. The applications support Linux, Windows and IBM AIX platforms.

4gov version 10 features a new user interface; new dynamic individual user menus that allow workers to view quickly and easily all of the information relevant to their job roles; new transactional grids that have enhanced searching and sorting capabilities; and CDC Vitova, a new document management system that captures, indexes, searches and archives information under strict security control. Documents can be in paper, e-mail, fax or Microsoft Word/Excel format.

With 4gov, government organizations can use electronic routing and approval for efficient and cost-effective processing of financial transactions while maintaining necessary budgetary control. With an easy-to-use web browser, departments have faster access to information that helps them interact more effectively with their constituents, reduce costs, as well as promote revenue growth. Online access, as well as utilization of electronic checks and citizen e-pay features, also promote “green” governments as well as improve constituent satisfaction.

“These SaaS solutions provide the government and NFP sectors with specific functionality that addresses their unique daily processes with a low total cost of ownership,” said Paul Plaia, president of the CDC gomembers product line business for CDC Software. “In the current economic environment, NFPs and public sector organizations have a critical need to control costs and to increase revenue. These solutions will help NFPs and public sector organizations improve collaboration with their constituents and members, increase worker productivity, promote a “greener” and more efficient work environment, reduce costs, and ultimately, increase revenue opportunities.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the new versions of CDC gomembers and 4gov and our other products, our beliefs regarding the benefits and utility of these products, our beliefs regarding the potential effects and benefits for users of our products, including reducing costs, improving productivity and enhancing constituent and member satisfaction and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the continued ability of CDC gomembers and 4gov solutions to address not-for-profit and public sector requirements; demand for and market acceptance of new and existing solutions; development of new functionalities that would allow NFPs and government organizations to operate more effectively. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.